Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year (1)					12 Weeks Ended November 26, 2006
	2002	2003	2004	2005	2006
Income Before Income Taxes	$1,138,184	$1,158,233	$1,400,624	$1,548,962	$1,751,417	$378,111
Less: Capitalized Interest	(13,480)	(3,272)	(4,155)	(7,226)	(12,681)	(3,121)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	29,214	34,378	37,894	47,923	44,802	11,088
Interest Expense	42,576	40,192	40,806	41,663	25,251	5,261

Adjusted Earnings	$1,196,494	$1,229,531	$1,475,169	$1,631,322	$1,808,789	$391,339

Fixed Charges:
Interest expense	42,576	40,192	40,806	41,663	25,251	5,261
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	29,214	34,378	37,894	47,923	44,802	11,088

Total Fixed Charges	$71,790	$74,570	$78,700	$89,586	$70,053	$16,349

Ratio of Earnings to Fixed Charges(2)	16.67	16.49	18.74	18.21	25.82	23.94

(1)	Fiscal years 2002, 2003, 2004, 2005 and 2006 refer the fiscal years ended September 1, 2002, August 31, 2003, August 29, 2004, August 28, 2005 and September 3, 2006, respectively. Fiscal 2006 consisted of 53 weeks.
(2)	For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income before income taxes plus fixed charges, excluding capitalized interest. “Fixed Charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and one-third the portion of rental expense under operating leases, which is deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes) + (fixed charges) – (capitalized interest)

(fixed charges)